EXHIBIT (m.1)

HEARTLAND GROUP, INC.

AMENDED AND RESTATED
RULE 12b-1 PLAN AND AGREEMENT
(as of August 1, 2007)

Pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940 (the "Act"), the Rule 12b-1 Plan and Agreement (the "Plan") of Heartland Group, Inc. ("HGI"), a Maryland corporation, adopted by a ma-jority of the directors of HGI, including a majority of the directors who are not "interested persons" of HGI (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the "non-interested directors"), is hereby amended and restated as of the date set forth below. This Plan shall become effective with respect to each series or class (the "Fund") identified in Schedule A attached hereto on the date on which the registration of each such series or class becomes effective for such Fund or such other date indicated therein.

Section 1. Fee.

(a)
Each Fund shall pay to the Distributor a fee calculated and paid monthly at the annual rate of up to 0.25% of the average daily net asset value of that Fund's shares. Any amount of such payment not paid by the Distributor during a Fund’s fiscal year for distributing and servicing the Fund’s shares as provided in Section 1(b) shall be reimbursed by the Distributor to the Fund as soon as practicable after the end of the fiscal year.

(b)
Such payment represents compensation for distributing and servicing the Fund's shares. Covered servicing expenses include, but are not limited to, costs associated with relationship management, retirement plan enrollment meetings, investment and educational meetings, conferences and seminars, and the cost of collateral materials for such events. Covered distribution ex-penses include, but are not limited to, the printing of prospectuses and re-ports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses, including any compensation paid to any securities dealer, or other person who renders assistance in distributing or promoting the sale of the Fund's shares, who has incurred any distribution expenses on behalf of the Fund pursuant to either a Dealer Agreement executed by such party and the Dis-tributor or such other arrangement authorized by the Distributor and HGI, including a majority of the non-interested directors, hereunder. Such com-pensation to securities dealers or other persons shall not exceed 0.25% of the average daily net asset value of shares with respect to which they are the dealer or seller of record.

(c)
Each Fund may, at its discretion and with notice to the Distributor, make di-rect payments to third parties in respect of covered servicing expenses and covered distribution expenses, including shareholder service fees to interme-diaries pursuant to services agreements between HGI and the intermediaries. In the event that a Fund makes such direct payments, the Fee that the Dis-tributor shall receive from such Fund pursuant to Section 1(a) hereof shall be reduced accordingly.

Section 2. No payments are to be made by HGI or any Fund to finance or promote sales of shares other than pursuant to this Plan.

Section 3. The Distributor shall prepare written reports to HGI's Board of Directors on a quarterly basis showing all amounts paid under this Plan and the purposes for which such payments were made, plus a summary of the expenses incurred by the Distributor hereunder, together with such other information as from time to time shall be reasonably requested by the Board of Directors of HGI.

Section 4. For each Fund, the Plan shall remain in effect for one year, and shall continue in effect from year to year thereafter only so long as such continuance is specifically approved at least annually by the vote of a majority of the directors of HGI, in-cluding a majority of the non-interested directors of HGI, cast in person at a meeting called for such purpose.

Section 5. So long as the Plan is in effect, nominees for election as non-interested directors of HGI shall be selected by the non-interested directors as required by Rule 12b-1 under the Act and the Funds shall comply with such other requirements with respect to the plan as are applicable under the Investment Company Act of 1940 and rules thereunder.

Section 6. The Plan may be terminated with respect to a Fund, without penalty, at any time by either a majority of the non-interested directors of HGI or by a vote of a major-ity of the outstanding voting securities of that Fund, and shall terminate automatically in the event of any act that terminates the Distribution Agreement with the Distributor relating to that Fund. To the extent the Plan is terminated with respect to any Fund, such termination will not affect the Plan with regard to any other Fund unless specifically indicated.

Section 7. As to any Fund, the Plan may not be amended to increase materially the amount authorized by this Plan to be spent for services described hereunder without ap-proval by a majority of that Fund's outstanding voting securities, and all material amend-ments to the Plan shall be approved by a vote of a majority of the directors of HGI, includ-ing a majority of the non-interested directors of HGI, cast in person at a meeting called for such purpose.

Dated as of August 1, 2007

HEARTLAND GROUP, INC.		ALPS DISTRIBUTORS, INC.

By:	/s/ Paul T. Beste	By:	/s/ Thomas C. Carter

Its:	V.P. & Sec.	Its:	Managing Director

SCHEDULE A

Amended and Restated

Rule 12b-1 Plan and Agreement

Dated August 1, 2007

The series and, where applicable, classes of HGI covered by this agreement are as follows:

Series	Effective Date
Heartland Value Fund	August 1, 2007
Heartland Value Plus Fund	August 1, 2007
Heartland Select Value Fund	August 1, 2007